Exhibit 99.2

December 20, 2004

CAMTEK CONTACT:
Moshe Amit
+972-4-604-8308 (tel); +972-4-604 8300 (fax); +972-544-69-49-02 (mobile)
mosheamit@camtek.co.il

CAMTEK LTD.‘S PARENT COMPANY ANNOUNCES PLANS FOR PRIVATE OFFERING
TO ISRAELI INSTITUTIONAL INVESTORS, OF DEBENTURES AND
OPTIONS CONVERTIBLE OR EXERCISABLE INTO CAMTEK SHARES HELD BY IT

MIGDAL HAEMEK, Israel – December 20, 2004 – Camtek Ltd. (NASDAQ: CAMT), announced that Priortech Ltd., its parent company, has announced plans to raise up to NIS 50 million (approximately $11.5 million) through a private offering to a limited number of Israeli institutional investors, of 2-6 year debentures convertible into Camtek shares held by Priortech at a conversion price of $5.50 per share. The contemplated transaction would also include options to purchase 740,000 additional Camtek shares held by Priortech at an exercise price of $6.25 per share, with a four year term.

Priortech Ltd., whose shares are traded on the Tel Aviv Stock Exchange, currently holds approximately 77.8% of Camtek’s outstanding shares. If all of the debentures and options included in the transaction were to be converted into, or exercised for, Camtek shares, Priortech’s holdings would be reduced to 67.3%. It is expected that, subject to obtaining required consents, Camtek will file a registration statement with the Securities and Exchange Commission permitting the resale to the public of any Camtek shares acquired by the investors as a result of the conversion of the debentures or exercise of the options.

Rafi Amit, Camtek’s CEO, commented: “While this is essentially a Priortech deal, we believe that Priortech’s plans to potentially reduce its holdings in Camtek will be of benefit to Camtek. We believe that the increase in the liquidity of Camtek’s shares that may result from the conversion of the debentures and the exercise of the options, through the shift of up to 10.5% of Camtek’s equity from Priortech into the hands of Israeli institutional investors and ultimately into the hands of the broader public, will benefit both Camtek and its shareholders.”

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC. In particular, there can be no assurance that Priortech’s private placement will be successful or that the investors will convert their debentures into Camtek shares or exercise their options to acquire Camtek shares from Priortech.